Exhibit E

CONFIDENTIAL
Execution Version

September 28, 2020

New Wave MMXV Limited (“Holdco”)
c/o 7/F SINA Plaza
No. 8 Courtyard 10 West
Xibeiwang East Road, Haidian District
Beijing 100193
People’s Republic of China

Re:                             Equity Commitment Letter

Ladies and Gentlemen:

This letter agreement sets forth the commitment of the undersigned (the “Sponsor”), subject to (i) the terms and conditions contained in an Agreement and Plan of Merger, dated as of the date hereof, by and between New Wave Holdings Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands and a wholly owned subsidiary of Holdco (“Parent”), New Wave Mergersub Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands and a wholly owned Subsidiary of Parent (“Merger Sub”) and Sina Corporation, an exempted company with limited liability incorporated under the laws of the Cayman Islands (the “Company”) (as may be amended, restated, supplemented or otherwise modified from time to time in accordance with its terms, the “Merger Agreement”), which provides, among other things, for the merger of Merger Sub with and into the Company, with the Company continuing as the surviving company and a wholly owned subsidiary of Parent (the “Merger”) and (ii) the terms and conditions contained herein.  Capitalized terms used but not defined herein shall have the meaning ascribed to them in the Merger Agreement.

1.                                      Commitment.  The Sponsor hereby commits, subject to the terms and conditions set forth herein, to subscribe, or cause to be subscribed, directly or indirectly through one or more intermediate entities, for newly issued Class A ordinary shares or Class B ordinary shares (at the Sponsor’s option) of Holdco and to pay, or cause to be paid, to Holdco in immediately available funds at or prior to the Effective Time an aggregate cash purchase price equal to $126,942,675 (such amount, the “Commitment”).  Holdco will apply the Commitment, or contribute the Commitment to Parent and cause Parent to apply the Commitment, to (i) fund a portion of the aggregate Per Share Merger Consideration and any other amounts required to be paid pursuant to the Merger Agreement, (ii) pay any and all fees and expenses of Holdco, Parent and Merger Sub in connection with the consummation of the Merger and the other transactions contemplated by the Merger Agreement, and (iii) satisfy all of Holdco, Parent and Merger Sub’s other payment obligations in connection with the consummation of the Merger and the other transactions contemplated by the Merger Agreement.  Notwithstanding anything to the contrary contained herein, the Sponsor shall not under any circumstances be obligated to contribute more than the Commitment to Holdco.  In the event that Holdco does not require the full amount of the Commitment to consummate the Merger, the amount to be funded under this letter agreement shall, unless otherwise agreed in writing by the Sponsor, be reduced by Holdco to the level sufficient to fully fund the aggregate Per Share Merger Consideration and pay related fees and expenses related to the transactions contemplated by the Merger Agreement.

2.                                      Conditions to Funding.  The payment of the Commitment to Holdco shall be subject to (i) the execution and delivery of the Merger Agreement by the Company; (ii) the satisfaction, or waiver by Parent, of each of the conditions to Parent’s and Merger Sub’s obligations to effect the Merger set forth in Sections 7.01 and 7.02 of the Merger Agreement as in effect from time to time (other than those conditions that by their nature are to be satisfied at the Closing); and (iii) the substantially concurrent consummation of the Closing, provided, that if the Company seeks specific performance in accordance with Section 9.08 of the Merger Agreement and the Parent or Merger Sub is ordered by a court of competent jurisdiction to specifically perform their obligations to effect the Closing pursuant to the Merger Agreement, the conditions set forth in this item (iii) shall be deemed satisfied.

3.                                      Termination.  This letter agreement, and the obligation of the Sponsor to fund the Commitment will terminate automatically and immediately upon the earlier to occur of (i) the Effective Time, so long as the Sponsor has at or prior to the Effective Time fully funded and paid to Holdco the Commitment, and (ii) the valid termination of the Merger Agreement in accordance with its terms.  Upon termination of this letter agreement, the Sponsor shall not have any further obligations or liabilities hereunder.

4.                                      Amendment.  Neither this letter agreement nor any provision hereof may be amended, modified, supplemented, terminated (other than in accordance with Section 3 above) or waived without the prior written consent of Holdco, the Sponsor and the Company.

5.                                      Confidentiality.  This letter agreement shall be treated as confidential and is being provided to Holdco solely in connection with the transactions contemplated by the Merger Agreement, including the Merger.  Unless required by applicable Laws, this letter agreement may not be used, circulated, quoted or otherwise referred to in any document, except with the Sponsor’s consent.  Notwithstanding the foregoing, a copy of this letter agreement may be provided to the Company if the Company agrees to treat the letter as confidential.

6.                                      Third Party Beneficiary.  This letter agreement shall inure to the benefit of and be binding upon Holdco and the Sponsor.  This letter agreement may only be enforced by Holdco, and none of the creditors of Holdco, Parent or Merger Sub nor any other Person that is not a party to this letter agreement shall have any right to enforce this letter agreement or to cause Holdco to enforce this letter agreement; provided, that, to the extent the Company has obtained an order of specific performance pursuant to and subject to the conditions in Section 9.08 of the Merger Agreement, and subject to the terms and conditions herein (including Section 2), the Company is an express third party beneficiary of the rights granted to Holdco under this letter agreement to the extent of the rights set forth in Sections 1, 4, 6, 7, 8 and 9 and shall be entitled to an injunction or an order of specific performance (or another non-monetary equitable remedy) to cause the Commitment to be funded (the “Company Third Party Beneficiary Rights”).  The parties hereby agree that subject to the Company Third Party Beneficiary Rights, their respective representations, warranties and covenants set forth herein are solely for the benefit of the other party hereto in accordance with and subject to the terms of this letter agreement, and this letter agreement is not intended to, and does not, confer upon any Person other than the parties hereto any rights or remedies hereunder or any rights to enforce the Commitment or any provision of this letter agreement.

7.                                      Governing Law. This letter agreement shall be interpreted, construed and governed by and in accordance with the laws of New York without regard to the conflicts of law principles thereof.

8.                                      Submission to Jurisdiction.  Subject to the last sentence of this Section 8, any Action arising out of or relating to this letter agreement or its subject matter (including a dispute regarding the existence, validity, formation, effect, interpretation, performance or termination of this letter agreement) shall be submitted to HKIAC and resolved in accordance with the Arbitration Rules of HKIAC.  The place of arbitration shall be Hong Kong. The official language of the arbitration shall be English and the arbitration tribunal shall consist of three arbitrators (each, an “Arbitrator”). The claimant(s) shall nominate jointly one Arbitrator; the respondent(s) shall nominate jointly one Arbitrator; and a third Arbitrator will be nominated jointly by the first two Arbitrators and shall serve as chairman of the arbitration tribunal.  In the event the claimant(s) or respondent(s) or the first two Arbitrators shall fail to nominate or agree the joint nomination of an Arbitrator or the third Arbitrator within the time limits specified by the Arbitration Rules of HKIAC, such Arbitrator shall be appointed promptly by the HKIAC.  The arbitration tribunal shall have no authority to award punitive or other punitive-type damages.  The award of the arbitration tribunal shall be final and binding upon the disputing parties.  Any party to an award may apply to any court of competent jurisdiction for enforcement of such award and, for purposes of the enforcement of such award, the parties irrevocably and unconditionally submit to the jurisdiction of any court of competent jurisdiction and waive any defenses to such enforcement based on lack of personal jurisdiction or inconvenient forum.

9.                                      Assignments.  This letter agreement shall not be assigned by any of the parties (whether by operation of law or otherwise) without the prior written consent of the other party and the Company; provided, that without the prior written consent of Holdco and the Company, the rights, interests or obligations under this letter agreement may be assigned or delegated, in whole or in part, by the Sponsor to one or more of its Affiliates, provided, that no such assignment or delegation shall relieve the Sponsor of its obligations hereunder.  Any attempted assignment in violation of this Section 9 shall be null and void.

10.                               Representations.  The Sponsor hereby represents and warrants with respect to himself to Holdco that (a) he has full legal right, power, capacity and authority to execute and deliver this letter agreement, to perform the obligations hereunder and to consummate the transactions contemplated hereby; (b) this letter agreement has been duly and validly executed and delivered by him and constitutes a valid and legally binding obligation, enforceable against him in accordance with the terms of this letter agreement, subject to the Enforceability Exceptions; (c) all consents, approvals, authorizations, permits of, filings with and notifications to, any Governmental Authority or any other person necessary for the due execution, delivery and performance of this letter agreement by him have been obtained or made and all conditions thereof have been duly complied with, and no other action by, and no notice to or filing with, any Governmental Authority or any other person is required in connection with the execution, delivery or performance of this letter agreement; (d) there is no Action pending against him, or, to his knowledge, threatened against him, that restricts or prohibits (or, if successful, would restrict or prohibit) the performance by him of his obligations under this letter agreement; (e) the execution, delivery and performance by him of this letter agreement does not (i) violate any applicable Law or court judgment, or (ii) result in any violation of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation or to the loss of any benefit under, or otherwise require the consent or approval of any other person pursuant to, any Contract to which he is a party, and (f) he has, and will have continue to have until the valid termination of this letter agreement, readily available funds in United States Dollars no less than the amount of the Commitment hereunder.

11.                               No Recourse.  Notwithstanding anything that may be expressed or implied in this letter agreement or any document or instrument delivered in connection herewith, by its acceptance of the benefits of this letter agreement, Holdco covenants, agrees and acknowledges that no Person other than the Sponsor has any obligation hereunder.

12.                               Notices.  All notices and other communications hereunder shall be in writing (in the English language), and shall be deemed duly given (a) on the date of delivery if delivered personally, or if by facsimile or email, upon written confirmation of receipt by facsimile or email, (b) on the first Business Day following the date of dispatch if delivered utilizing a next-day service by a recognized next-day courier, or (c) on the earlier of confirmed receipt or the fifth Business Day following the date of mailing if delivered by registered or certified mail, return receipt requested, postage prepaid.  All notices hereunder shall be delivered to the addresses set forth below or pursuant to such other instructions as may be designated in writing by the party to receive such notice:

if to Holdco, to:

New Wave MMXV Limited
c/o 7/F SINA Plaza
No. 8 Courtyard 10 West
Xibeiwang East Road
Haidian District
Beijing 100193
People’s Republic of China
Attention: Mr. Charles Chao
Email: charlesc@staff.sina.com.cn

if to the Sponsor, to:

Mr. Charles Chao
c/o 7/F SINA Plaza,
No. 8 Courtyard 10 West,
Xibeiwang East Road Haidian District,
Beijing 100193,
People’s Republic of China
Email: charlesc@staff.sina.com.cn

13.                               Entire Agreement. This letter agreement, together with the Limited Guarantee, the Support Agreement and the Merger Agreement, contains the entire understanding of the parties with respect to the subject matter hereof and supersedes all prior agreements or understandings, both written and oral, between the parties with respect to the subject matter hereof.

14.                               Severability. If any provision of this letter agreement is invalid, illegal or incapable of being enforced by any rule of law, or public policy, all other provisions of this letter agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party.  Upon a determination that any provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this letter agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible.

15.                               Counterparts.  This letter agreement may be executed in counterparts and by facsimile or in .pdf format, each of which, when so executed, shall be deemed to be an original and all of which taken together shall constitute one and the same instrument.

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IN WITNESS WHEREOF, this letter agreement is executed and effective as of date first written above.

Sponsor:

CHARLES GUOWEI CHAO

/s/ Charles Guowei Chao

[Signature Page to Equity Commitment Letter]

Agreed to and acknowledged
as of the date first written above:

Holdco:

NEW WAVE MMXV LIMITED

By:	/s/ Charles Guowei Chao
Name:	Charles Guowei Chao
Title:	Sole Director

[Signature Page to Equity Commitment Letter]